April 9, 2019

Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Fl
New York, NY 10017

       Re: Digital Brand Media & Marketing Group, Inc.
           Form 10-K for the fiscal year ended August 31, 2018
           Filed December 14, 2018
           File No. 000-52838

Dear Ms. Perry:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2018

Item 9A. Controls and Procedures, page 22

1. We note your disclosure that you have concluded that your disclosure controls and procedures "were effective (notwithstanding the mitigating factors outside the Company's control)." Please amend your filing to clearly conclude if disclosure controls and procedures were effective or not effective, without any qualifying language, as of August
      31, 2018. If you plan to conclude that disclosure controls and procedures were effective, please explain to us in more detail how you came to that conclusion, especially in light of the lack of a conclusion as to the effectiveness of internal control over financial reporting as addressed in comment 2.
2. Please amend your filing to provide all disclosures required by Item 308 of Regulation S-
      K. As required by Item 308(a)(2), provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Pursuant to Item 308(a)(3), provide management's conclusion regarding the
 Linda Perry
Digital Brand Media & Marketing Group, Inc.
April 9, 2019
Page 2
         effectiveness of your internal control over financial reporting, including a statement as to whether or not internal control over financial reporting was effective. As discussed in
         Question 115.02 of the Compliance and Disclosure Interpretations for Securities Act
         Forms, which you can find at
         http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, failure to complete an
         evaluation and file management's report on internal control over financial reporting renders your annual report materially deficient and also renders the company not timely or current in its Exchange Act Reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume,
Staff Accountant, at (202) 551-3254 with any questions.



FirstName LastNameLinda Perry                       Sincerely,
Comapany NameDigital Brand Media & Marketing Group, Inc.
                                                    Division of Corporation
Finance
April 9, 2019 Page 2                                Office of Consumer Products
FirstName LastName